SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 4)*

                    Under the Securities Exchange Act of 1934

                                 Powertel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458 44L 108
--------------------------------------------------------------------------------

                                 (CUSIP Number)

             H. T. Arthur, Senior Vice President and General Counsel
                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29218
                                  (803)217-8547
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format should include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No   458 44L 108

1)    Names of Reporting Persons

      This Schedule 13D is being filed by a group deemed to have acquired common stock of the Issuer. The names and I.R.S. identification numbers of the reporting persons can be found on pages 3, 4 and 5 of this Schedule.

      S.S. or I.R.S. Identification Nos. of Above Persons

2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)
                                                 (a) / /
                                                 (b) / /

3)    SEC Use Only_______________________________________________


4)    Source of Funds (See Instructions)


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /


6)    Citizenship or Place of Organization

       Number of             (7)   Sole Voting Power            4,916,924
       Shares Bene-
        ficially
       Owned by              (8)   Shared Voting Power             -
       Each Report-
       ing Person            (9)   Sole Dispositive Power       4,916,924
       With
                            (10)   Shared Dispositive Power        -

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

        4,916,924 shares

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)  /x /


13)   Percent of Class Represented by Amount in Row (11)      15.7 %
                                                              ------


14)   Type of Reporting Person (See Instructions)

         OO

CUSIP No   458 44L 108

1)     Names of Reporting Persons:  SCANA Corporation

       S.S. or I.R.S. Identification Nos. of Above Persons
                        57-0784499

2)      Check the Appropriate Box if a Member of a Group (See  Instructions)
        (a) /x/   (b) /  /

3)     SEC Use Only_____________________________________________


4)     Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6)     Citizenship or Place of Organization

                         South Carolina

       Number of              (7)   Sole Voting Power                    -
       Shares Bene-
         ficially
       Owned by               (8)    Shared Voting Power             4,916,924
       Each Report-
       ing Person             (9)    Sole Dispositive Power              -
       With
                              (10)    Shared Dispositive Power        4,916,924


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

         4,916,924 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)  /x /

13)    Percent of Class Represented by Amount in Row (11)     15.7%
                                                              -----


14)    Type of Reporting Person (See Instructions)

          CO, HC

CUSIP No   458 44L 108

1)     Names of Reporting Persons: SCANA Communications, Inc.

       S.S. or I.R.S. Identification Nos. of Above Persons
                          57-0784501


2)     Check the Appropriate Box if a Member of a Group (See
         Instructions)           (a)  /x /  (b) /   /

3)     SEC Use Only______________________________________________

4)     Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /


6)     Citizenship or Place of Organization


                      South Carolina

      Number of         (7)   Sole Voting Power                  -
      Shares Bene-
        ficially
      Owned by          (8)   Shared Voting Power             4,916,924
      Each Report-
      ing Person        (9)   Sole Dispositive Power             -
      With
                       (10)   Shared Dispositive Power        4,916,924

11)    Aggregate Amount Beneficially Owned by Each Reporting
         Person

         4,916,924 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)  /x /

13)    Percent of Class Represented by Amount in Row (11)     15.7%
                                                              -----

14)    Type of Reporting Person (See Instructions)

           CO, HC

CUSIP No   458 44L 108

1)     Names of Reporting Persons:  SCANA Communications Holdings, Inc.

       S.S. or I.R.S. Identification Nos. of Above Persons
                          51-0394908


2)     Check the Appropriate Box if a Member of a Group (See
         Instructions)      (a)  /x /   (b) /   /

3)     SEC Use Only______________________________________________

4)     Source of Funds (See Instructions)


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /


6)     Citizenship or Place of Organization

                           Delaware

      Number of           (7)   Sole Voting Power                   -
      Shares Bene-
        ficially
      Owned by            (8)   Shared Voting Power             4,916,924
      Each Report-
      ing Person          (9)   Sole Dispositive Power              -
      With
                         (10)   Shared Dispositive Power        4,916,924


11)    Aggregate Amount Beneficially Owned by Each Reporting
         Person

         4,916,924 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)  /x /

13)    Percent of Class Represented by Amount in Row (11)     15.7%
                                                              -----

14)    Type of Reporting Person (See Instructions)

           CO

         This Amendment No. 4 amends and supplements the Statement on Schedule 13D dated March 26, 1996 filed with the Securities and Exchange Commission (the "Commission") on March 27, 1996, as amended by Amendment No.1 thereto dated June 28, 1996 and filed with the Commission on July 8, 1996, Amendment No. 2 thereto dated June 10, 1997 and filed with the Commission on July 23, 1997 and Amendment No. 3 thereto dated June 22, 1998 and filed with the Commission on July 10, 1998 (collectively, the "Previous Filings") by (i) the group comprised of SCANA Corporation ("SCANA") and MPX Systems, Inc., since renamed SCANA Communications, Inc. ("SCI"), both South Carolina corporations (together with SCANA Communications Holdings, Inc., a Delaware corporation ("SCHI"), the "Group"),
(ii) SCANA and (iii) SCI. Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Previous Filings.

Item 2.    Identity and Background.

         The current executive officers of SCANA are William B. Timmerman, Chairman of the Board, Chief Executive Officer and President; Kevin B. Marsh, Senior Vice President and Chief Financial Officer; Asbury H. Gibbes, Executive for Pipeline Operations - SCANA Services, Inc., President and Chief Operating Officer - South Carolina Pipeline Corporation; George J. Bullwinkel, Executive for Communications, Operations and Governmental Affairs - SCANA Services, Inc.; Ann M. Milligan, Executive for Marketing - SCANA Services, Inc.; Charles E. Zeigler, Jr., Executive for North Carolina Operations and Unregulated Large Industrial Customers - SCANA Services, Inc., President and Chief Operating Officer - Public Service Company of North Carolina, Incorporated; Duane C. Harris, Senior Vice President for Human Resources - SCANA Services, Inc.; Neville O. Lorick, Vice President for Fossil Hydro Operations South Carolina Electric and Gas Company; Stephen A. Byrne, Vice President for Nuclear
Operations - South Carolina Electric and Gas Company; and H. Thomas Arthur, Senior Vice President, General Counsel and Assistant Secretary. The principal occupations of the aforementioned officers are to act as such officers and as officers of certain of the subsidiaries of SCANA.

     The current executive officers of SCI are Mr. Timmerman, Chairman of the Board and Chief Executive Officer, Mr. Bullwinkel, President and Chief Operating Officer, Mr. Marsh, Senior Vice President and Chief Financial Officer and Mr.
Arthur, Senior Vice President, General Counsel and Assistant Secretary. The directors of SCI are the same persons as the directors of SCANA.

     The current executive officers of SCHI are Mr. Timmerman, Chairman of the Board and Chief Executive Officer; Mr. Marsh, Chief Operating Officer; and Peter
J. Winnington, Assistant Secretary and Assistant Treasurer. The directors of SCHI are Mr. Timmerman, Mr. Winnington and Lawrence M. Gressette, Jr. Mr. Timmerman and Mr. Gressette are also directors of SCANA.

     The current directors of SCANA, in addition to Mr. Timmerman and Mr. Zeigler, who are listed above as executive officers, are listed below along with their business addresses and principal occupations:

Name and Business Address                        Principal Occupation
Bill L. Amick                         Chairman of the Board and Chief Executive
Amick Farms, Inc.                     Officer of Amick Farms, Inc.
Post Office Box 351                   (vertically integrated broiler operations)
Batesburg, South Carolina 29006

James A. Bennett                      Chief Executive Officer of
South Carolina Community Bank         South Carolina Community Bank
1545 Sumter Street
Columbia, South Carolina 29201

William B. Bookhart, Jr.              Partner of Bookhart Farms
Bookhart Farms                        (general farming  business)
Post Office Box 140
Elloree, South Carolina 29047

William C. Burkhardt                  Retired President and Chief Executive
2101 Landings Way                     Officer, Austin Quality Foods, (production
Raleigh, North Carolina  27615        and distribution company of baked snacks)

Hugh M. Chapman                       Retired Chairman of NationsBank South
NationsBank South
Post Office Box 4899
Atlanta, Georgia 30302-4899

Elaine T. Freeman                     Executive Director of ETV Endowment of
ETV Endowment of South Carolina, Inc. South Carolina, Inc. (non-profit
401 East Kennedy Street               organization)
Suite B-1
Spartanburg, South Carolina 29302

Lawrence M. Gressette, Jr.            Chairman Emeritus of SCANA Corporation
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201

D. Maybank Hagood                     President and Chief Executive Officer
William M. Bird and Company, Inc.     of William M. Bird and Company, Inc.
P. O. Box 20040                       (wholesale distributor of floor covering
Charleston, South Carolina  29413     materials)

W. Hayne Hipp                         President and Chief  Executive Officer
The Liberty Corporation               of The Liberty Corporation (insurance
Post Office Box 789                   and broadcasting holding company)
Greenville, South Carolina 29602

Lynne M. Miller                       Chief Executive Officer of Environmental
Environmental Strategies Corporation  Strategies Corporation (environmental
11911 Freedom Drive                   consulting and engineering firm)
Suite 900
Reston, Virginia 20190

Maceo K. Sloan                        President and Chief Executive Officer
Sloan Financial Group, Inc.           of Sloan Financial Group, Inc. (holding
103 West Main Street, Suite 400       company);  Chairman, President and
Durham, North Carolina 27701-3638     Chief Executive Officer of NCM Capital
                                      Management Group, Inc. (investment
                                      company)

Harold C. Stowe                       President and Chief Executive Officer of
Canal Industries, Inc.                Canal Industries, Inc. (forest products
2431 Hwy. 501                         industry company)
Conway, South Carolina  29528

G. Smedes  York                      President and Treasurer of York Properties,
York Properties, Inc.                Inc. (full-service commercial and
1900 Cameron Street                  residential real estate company)
P. O. Box 10007
Raleigh, North Carolina  27605

         During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the executive officers and directors of SCANA, SCI and SCHI are citizens of the United States.

Item 4.  Purpose of Transaction.


CONTRIBUTION OF POWERTEL STOCK TO SCHI

         On December 15, 1999, SCI transferred all of the shares of Powertel stock held by it, along with other investments held by SCI, to its wholly owned subsidiary SCHI as a capital contribution. The purposes of the transfers were to separate the investments of SCI from its operational activities, providing better focus on strategic objectives and performance analyses inherent to those investments; to protect the investments from the claims of SCI's creditors and from the reach of governmental entities affecting SCI's businesses; to enhance the financing of the investments and similar investments in the future by separating them from the performance of SCI's operating assets; and to provide maximum flexibility.

MERGER/REORGANIZATION AND RELATED AGREEMENTS INVOLVING POWERTEL, INC.

         On August 26, 2000, Powertel entered into separate definitive merger agreements with each of Deutsche Telekom AG ("DT") and VoiceStream Wireless Corporation ("VoiceStream").

         The DT/Powertel Merger Agreement (as defined below) and the VoiceStream/Powertel Reorganization Agreement (as defined below) are mutually exclusive. If VoiceStream closes its merger with DT (the "DT/VoiceStream Merger") as contemplated by the merger agreement dated July 23, 2000 between DT and VoiceStream (the "DT/VoiceStream Merger Agreement"), then Powertel will merge with a subsidiary of DT in accordance with the terms of the DT/Powertel Merger Agreement, and the VoiceStream/Powertel Reorganization Agreement will terminate. However, if the DT/VoiceStream Merger Agreement is terminated, then the DT/Powertel Merger Agreement will terminate, and Powertel will merge with a subsidiary of VoiceStream in accordance with the terms of the VoiceStream/Powertel Reorganization Agreement.

                               DT/POWERTEL MERGER

         If the DT/Powertel Merger is consummated, Powertel will become a wholly-owned subsidiary of DT, and each share of Common Stock will be converted into the right to receive 2.6353 DT ordinary shares, subject to certain adjustments. Each share of Powertel's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be converted into the right to receive
121.9294 DT ordinary shares. Each share of Powertel's Series D Convertible Preferred Stock will be converted into the right to receive 93.0106 DT ordinary shares. Each share of Powertel's Series E Convertible Preferred Stock and Series F 6.5% Cumulative Convertible Preferred Stock (the "Series F Convertible Preferred Stock") will be converted into the right to receive: (a) 179.5979 DT ordinary shares; plus (b) 2.6353 DT ordinary shares multiplied by the number of shares of Common Stock representing accrued or declared but unpaid dividends on such share of preferred stock. Powertel stockholders may elect to receive DT shares in the form of DT ordinary shares, which will be listed on the Frankfurt Stock Exchange, or DT American Depositary Receipts, which will be listed on the New York Stock Exchange. The consummation of the DT/Powertel Merger is subject to the satisfaction of several closing conditions, including, without limitation: (a) the consummation of the DT/VoiceStream Merger; (b) the approval and adoption of the DT/Powertel Merger by the stockholders of Powertel; (c) receipt of necessary regulatory approvals, including those of the Federal Communications Commission ("FCC"); and (d) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act").

         In connection with the DT/Powertel Merger Agreement, SCHI and DT entered into a stockholder agreement dated August 26, 2000 for the benefit of DT (the "DT Stockholder Agreement"). The DT Stockholder Agreement requires SCHI (a) to vote its shares of Powertel stock in favor of the DT/Powertel Merger Agreement and the DT/Powertel Merger and against any "Alternative Transaction" (as defined in the DT/Powertel Merger Agreement) or liquidation or winding up of Powertel and (b) to not transfer its Powertel stock without DT's consent except
(1) pursuant to the DT/Powertel Merger Agreement, (2) to an affiliate that agrees in writing to be bound by the terms of the DT Stockholder Agreement or a transferee by operation of law who remains or agrees in writing to remain bound by the terms of the DT Stockholder Agreement or (3) as permitted by the following schedule: (a) no transfers prior to the later of January 1, 2001 or the date of the vote of Powertel stockholders to approve the DT/Powertel Merger; and (b) from the clause (a) date until the effective date of the DT/Powertel Merger, SCHI may transfer up to 17.5% of its holdings (to which percentage is added an additional 3.75% if the DT/Powertel Merger occurs after July 31, 2001 and an additional 3.75% if the DT/Powertel Merger occurs after August 31, 2001).

         From the effective date of the DT/Powertel Merger until the date that is three months thereafter, no transfers of DT securities received in the DT/Powertel Merger are allowed. From the date that is three months after the effective date of the DT/Powertel Merger until the date that is six months after the effective date, SCHI may transfer up to 40% of its aggregate holdings of DT securities received in the DT/Powertel Merger. After six months have elapsed after the effective date of the DT/Powertel Merger, transfers by SCHI of DT securities received in the DT/Powertel Merger are not limited by the DT Stockholder Agreement.

         The DT Stockholder Agreement also provides for the termination at the effective time of the DT/Powertel Merger of registration rights held by SCHI with respect to Powertel stock and the waiver by SCHI of certain preemptive and conversion rights held by it with respect to Powertel stock.

                           VOICESTREAM/POWERTEL MERGER

         If the VoiceStream/Powertel Merger is consummated, Powertel will become a wholly-owned subsidiary of VoiceStream, and Common Stock will be converted into the right to receive a number of shares of VoiceStream common stock determined as follows (the "Conversion Number"): (a) 0.75 if the VoiceStream Average Closing Price (as defined below) is $113.33 or below; (b) 0.65 if the VoiceStream Average Closing Price is $130.77 or above; and (c) if the VoiceStream Average Closing Price is greater than $113.3 and less than $130.77, the quotient determined by dividing $85.00 by the VoiceStream Average Closing Price. Each share of Powertel preferred stock will be converted into the right to receive a number of shares of VoiceStream common stock determined by multiplying (a) the Conversion Number by (b) the sum of (1) the number of shares of Common Stock into which such share of Powertel preferred stock would be converted into as of the effective time of the merger plus (2) with respect to Powertel's Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, the number of shares of Common Stock that represent accrued or declared but unpaid dividends on such shares. The "VoiceStream Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the VoiceStream common stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for 10 trading days randomly selected by lot out of the last 20 trading days ending five trading days prior to the closing date of the VoiceStream/Powertel Merger. The consummation of the VoiceStream/Powertel Merger is subject to the satisfaction of various closing conditions set forth in the VoiceStream/Powertel Reorganization Agreement, including, without limitation: (a) the termination of the DT/VoiceStream Merger Agreement; (b) approval and adoption of the VoiceStream/Powertel Merger by the stockholders of each of VoiceStream and Powertel; (c) receipt of necessary regulatory approvals, including those of the FCC; and (d) the expiration or termination of the applicable waiting period under the HSR Act. If the DT/VoiceStream Merger Agreement terminates, the VoiceStream/Powertel Merger Agreement would remain effective in accordance with its terms, and Powertel and VoiceStream would proceed to close the VoiceStream/Powertel Merger.

         In connection with the VoiceStream/Powertel Reorganization Agreement, SCHI and VoiceStream entered into a stockholders agreement dated August 26, 2000 for the benefit of VoiceStream (the "VoiceStream Stockholders Agreement"). The VoiceStream Stockholders Agreement requires SCHI (a) to vote its shares of Powertel stock in favor of the VoiceStream/Powertel Reorganization Agreement and the VoiceStream/Powertel Merger and against any "Alternative Transaction" (as defined in the VoiceStream/Powertel Reorganization Agreement) or liquidation or winding up of Powertel and (b) to not transfer its Powertel stock without VoiceStream's consent except (1) pursuant to the DT/Powertel Merger Agreement or the VoiceStream/Powertel Reorganization Agreement, (2) to an affiliate that agrees in writing to be bound by the terms of the VoiceStream Stockholders Agreement or a transferee by operation of law who remains or agrees in writing to remain bound by the terms of the VoiceStream Stockholders Agreement or (3) as permitted by the following schedule: (A) no transfers prior to the later of January 1, 2001 or the date of the vote of Powertel stockholders to approve the VoiceStream/Powertel Merger; (B) from the clause (A) date until the effective date of the VoiceStream/Powertel Merger, SCHI may transfer up to 25% of its holdings.

         During the six-month period following the effective date of the VoiceStream/Powertel Merger, the VoiceStream Stockholders Agreement prohibits SCHI from transferring any VoiceStream common stock received in the VoiceStream/Powertel Merger except in compliance with Rules 144 and 145 under the Securities Act. Thereafter, transfers by SCHI of VoiceStream common stock received in the VoiceStream/Powertel Merger are not limited other than pursuant to applicable securities laws.

         In connection with the VoiceStream/Powertel Merger, certain VoiceStream stockholders executed stockholders agreements and agreed, and DT agreed in the DT/Powertel Merger Agreement, for the benefit of Powertel, to vote in favor of the VoiceStream/Powertel Merger and not to transfer their shares prior to the VoiceStream stockholders meeting except to affiliates that agree to be bound by their agreement to vote their shares. If the DT/VoiceStream Merger Agreement terminates, and certain of the VoiceStream stockholders transfer more than a specified number of shares following the vote on the VoiceStream/Powertel Merger, then the number of shares of Powertel or VoiceStream stock that SCHI may transfer under the VoiceStream Stockholders Agreement will be proportionately increased.

         The VoiceStream Stockholders Agreement also provides for the modification of registration rights held by SCHI with respect to Powertel stock and the waiver by SCHI of certain preemptive and conversion rights held by it with respect to Powertel stock, and contains provisions which could result in SCHI and ITC Holdings, Inc. having the joint power or SCHI having the sole effective power to nominate a candidate for election to VoiceStream's board of directors at the first two annual meetings of VoiceStream's shareholders after the effective date of the VoiceStream/Powertel Merger.

         The foregoing summaries of the DT/Powertel Merger, the DT/Powertel Merger Agreement, the VoiceStream/Powertel Merger and the VoiceStream/Powertel Reorganization Agreement do not purport to be complete and are qualified by reference to the Current Report on Form 8-K of Powertel, Inc. dated August 26, 2000 and filed with the Commission on August 31, 2000, including the Exhibits thereto, which is hereby incorporated by reference herein. Copies of the DT/Powertel Merger Agreement and the VoiceStream/Powertel Reorganization Agreement are filed as Exhibits to such Form 8-K and are hereby incorporated by reference herein. The foregoing summaries of the DT/VoiceStream Merger and the DT/VoiceStream Merger Agreement do not purport to be complete and are qualified by reference to the Current Report on Form 8-K of VoiceStream Wireless Corporation dated July 23, 2000 and filed with the Commission on July 28, 2000, including the Exhibits thereto, which is hereby incorporated by reference herein. A copy of the DT/VoiceStream Merger Agreement is filed as an Exhibit to such Form 8-K and is hereby incorporated by reference herein. The foregoing summaries of the DT Stockholder Agreement and the VoiceStream Stockholders Agreement do not purport to be complete and are qualified by reference to the text of such agreements, copies of which are filed as Exhibits B and C hereto.

         Subject to the restrictions imposed by the DT Stockholder Agreement and the VoiceStream Stockholders Agreement, depending upon market conditions and various other factors that SCANA, SCI and SCHI may deem material, they may in the future acquire additional shares of Common Stock or, after the shares of Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock become convertible, convert the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock into shares of Common Stock. Subject to the same restrictions and depending upon the same factors, SCANA, SCI and SCHI may decide to sell or otherwise dispose of part or all of the investment in Powertel.

         Other than as indicated above, neither SCANA nor SCI nor SCHI has any present plans or proposals which relate to or would result in any of the following (although SCANA, SCI and SCHI reserve the right to develop such plans or proposals): (a) the acquisition of additional securities of Powertel, or the disposition of securities of Powertel; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Powertel or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Powertel or any of its subsidiaries; (d) any change in the present board of directors or management of Powertel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Powertel's board of directors; (e) any material change in the present capitalization or dividend policy of Powertel; (f) any other material change in Powertel's business or corporate structure; (g) any change in Powertel's charter or bylaws or other actions which may impede the acquisition of control of Powertel by any person; (h) causing a class of securities of Powertel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association; (i) a class of equity securities of Powertel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     Of the persons identified in Item 2, only the Group, SCANA, SCI, SCHI, William B. Bookhart, Jr., William C. Burkhardt and Bill L. Amick own, directly or indirectly, Common Stock. The Group owns 4,916,924 shares of Common Stock through its members. SCHI owns of record 4,916,924 shares of Common Stock and SCI and SCANA own indirectly all the shares of Common Stock owned of record by SCHI. Mr. Bookhart, Mr. Burkhardt and Mr. Amick own Common Stock in the amounts of 100 shares, 5,000 shares and 1,400 shares, respectively. The Group, SCANA, SCI and SCHI disclaim beneficial ownership of the Common Stock held by Mr. Bookhart, Mr. Burkhardt and Mr. Amick. The Common Stock owned by the Group through its members, owned of record by SCHI and owned indirectly by SCANA and SCI, represents approximately 15.7% of the 31,380,721 shares of issued and outstanding Common Stock as reported in Powertel's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

     The Group, through its members, has sole voting power and sole dispositive power with respect to the 4,916,924 shares of Common Stock owned of record by SCHI. SCANA, SCI and SCHI have shared voting power and shared dispositive power with respect to such shares.

     SCHI owns approximately 5.67% of the common stock, 645,154 shares of the Series A Convertible Preferred Stock, $.01 par value per share and 133,664 shares of Series B Convertible Preferred Stock, $.01 par value per share (the "ITC Preferred Stock"), of ITC Holding Company, Inc. ("ITC Holding"), which owns approximately 7,759,843 shares of Common Stock, representing approximately 24.7% of the Common Stock outstanding as reported by Powertel in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Each share of the ITC Preferred Stock is convertible, at the option of the holder, on or after March 14, 2002, into four shares of the common stock of ITC Holding. Except as otherwise provided by law, ITC Preferred Stock is non-voting except with respect to (i) the creation of any class or series of stock ranking prior to the ITC Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) the increase in the authorized or issued amount of ITC Preferred Stock, or (iii) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provisions of the Certificate of Incorporation of ITC Holding which would affect any right, power or preference or voting power of ITC Preferred Stock (except in connection with the authorization or issuance of any series of preferred stock ranking on a parity with or junior to the ITC Preferred Stock).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 See Item 4.

Item 7.      Material to be Filed as Exhibits.

      A. Agreement pursuant to Rule 13d-1(f) (filed herewith) B. DT Stockholder Agreement (filed herewith) C. VoiceStream Stockholders Agreement (filed herewith)
      D.        DT/Powertel  Merger  Agreement  (incorporated  by  reference  to
                Exhibit 2.1 to the Current Report on Form 8-K of Powertel, Inc. dated August 26, 2000 and filed on August 31, 2000)
      E. VoiceStream/Powertel Reorganization Agreement (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Powertel, Inc. dated August 26, 2000 and filed on August 31,
                 2000)
      F.         DT/VoiceStream  Merger Agreement  (incorporated by reference to
                 Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation dated July 23, 2000 and filed on July 28,
                 2000)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2000
(Date)

SCANA Corporation


By s/William B. Timmerman
(Signature)


William B. Timmerman, Chairman of the Board, President and Chief
                      Executive Officer
(Name/Title)



SCANA Communications, Inc.


By s/George J. Bullwinkel, Jr.
(Signature)


George J. Bullwinkel, Jr., President
(Name/Title)


September   22, 2000
(Date)


SCANA Communications Holdings, Inc.


By s/Peter Winnington
(Signature)


Peter Winnington, Assistant Secretary and Assistant Treasurer
(Name/Title)


September   22, 2000
(Date)

                                    Exhibit A


                              AGREEMENT REQUIRED BY
                                  RULE 13d-1(f)


     Each of the undersigned agrees that this Amendment No. 3 to Schedule 13D is being filed on behalf of each of them.


                                SCANA CORPORATION


                           By: s/William B. Timmerman
                      Its: Chairman of the Board, President
                           and Chief Executive Officer
                            Date: September 22, 2000



                           SCANA COMMUNICATIONS, INC.



                         By: s/George J. Bullwinkel, Jr.
                                 Its: President
                            Date: September 22, 2000



                       SCANA COMMUNICATIONS HOLDINGS, INC.



                             By: s/Peter Winnington
                Its: Assistant Secretary and Assistant Treasurer
                            Date: September 22, 2000

                                    Exhibit B
                                                    SCANA Stockholder Agreement

                         POWERTEL STOCKHOLDER AGREEMENT

                  This Stockholder Agreement (this "Agreement") dated as of August 26, 2000 between the stockholders listed on the signature page hereto (collectively, the "Stockholder") and Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("DT").

                  WHEREAS, simultaneously with the execution of this Agreement, Powertel, Inc., a Delaware corporation ("Powertel"), and DT are entering into an Agreement and Plan of Merger dated as of the date hereof providing for the merger of a subsidiary of DT with and into Powertel (as amended or modified from time to time, the "DT Merger Agreement");

                  WHEREAS, DT has agreed to enter into the DT Merger Agreement only if the Stockholder enters into this Agreement;

                  WHEREAS, simultaneously with the execution of this Agreement, Powertel and VoiceStream Wireless Corporation, a Delaware corporation ("VoiceStream"), are entering into an Agreement and Plan of Reorganization (as amended or modified from time to time, the "VoiceStream Reorganization Agreement"), dated as of the date hereof, providing for, among other things, the merger of a subsidiary of VoiceStream with and into Powertel if, but only if, the DT Merger Agreement is terminated;

                  NOW THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the DT Merger Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Certain Definitions. This Agreement is one of the Powertel Stockholder Agreements referred to in the recitals to the DT Merger Agreement. Capitalized terms used but not defined in this Agreement are used in this Agreement with the meanings given to such terms in the DT Merger Agreement. In addition, for purposes of this Agreement the following terms shall have the following meanings:

                  "Beneficially Owned" or "Beneficial Ownership" shall include, with respect to any securities, the beneficial ownership of such securities by a Stockholder and by any direct or indirect Subsidiary of a Stockholder.

                  "DT Derivative Securities" means any security convertible into or exchangeable for DT Securities or the value of which is derived from the value of DT Securities.

                  "DT Securities" means DT Ordinary Shares and DT Depositary Shares, each representing the right to receive one DT Ordinary Share, and any security into which DT Ordinary Shares or DT Depositary Shares are exchangeable as contemplated by Section 1.05(f) of the DT Merger Agreement.

                  "Transfer" means, with respect to any security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or constructive sale or other disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer, constructive sale or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term "constructive sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing; provided, however, that the term "constructive sale" shall not include transactions involving the purchase and sale of securities tracking a broad-based stock index excluding the DAX Index.

                  "VoiceStream/DT Merger Agreement" means the Agreement and Plan of Merger between VoiceStream and DT dated as of July 23, 2000, as it may be amended or modified from time to time.

2. Representations; Warranties and Covenants of Stockholder. Stockholder hereby represents and warrants, severally and not jointly, to DT, solely with respect to itself, as of the date hereof, as follows:

2.1 Title. As of the date hereof, Stockholder is the sole record and Beneficial Owner of the number of shares of Powertel Common Stock or Powertel Preferred Stock, as the case may be, set forth opposite Stockholder's name on Schedule A attached hereto (Stockholder's "Existing Shares" and, together with the record ownership or Beneficial Ownership of any shares of Powertel Common Stock, Powertel Preferred Stock or other voting capital stock of Powertel acquired after the date hereof, whether upon the exercise of warrants or options, conversion of the Powertel Preferred Stock or any convertible securities or otherwise, Stockholder's "Shares"), and/or the number of warrants, options or other rights to acquire or receive such Powertel Common Stock or Powertel Preferred Stock, as the case may be, set forth opposite Stockholder's name on Schedule A attached hereto (Stockholder's "Existing Rights" and, together with record ownership or Beneficial Ownership of any warrants, options or other rights to acquire or receive such shares of Powertel Common Stock, Powertel Preferred Stock or other voting capital stock of Powertel acquired after the date hereof, Stockholder's "Rights"). Stockholder is the lawful owner of the Existing Shares and Existing Rights, free and clear of all liens, claims, charges, security interests or other encumbrances, except as disclosed on Schedule A. As of the date hereof, the Existing Shares constitute all of the capital stock of Powertel Beneficially Owned or owned of record by Stockholder
(excluding the Existing Rights) and Stockholder does not own of record or beneficially, or have the right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Powertel Common Stock or Powertel Preferred Stock or any other securities convertible into or exchangeable or exercisable for shares of Powertel Common Stock or Powertel Preferred Stock, except pursuant to the Existing Rights.

2.2 Right to Vote. Stockholder has, with respect to all of Stockholder's Existing Shares, and will have at the Powertel Stockholders' Meeting, with respect to all of Stockholder's Shares acquired prior to the record date for the Powertel Stockholders' Meeting, sole voting power, sole power of disposition or sole power to issue instructions with respect to the matters set forth in
Section 4 hereof and to fulfill its obligations under such Section and shall not take any action or grant any person any proxy (revocable or irrevocable) or power-of-attorney with respect to any Shares or Rights inconsistent with his or its obligations as provided by Section 4 and Section 5 hereof. Stockholder hereby revokes any and all proxies with respect to Stockholder's Existing Shares or Existing Rights to the extent they are inconsistent with the Stockholders' obligations under this Agreement.

2.3 Authority. Stockholder has full legal power, authority, legal capacity and right to execute and deliver, and to perform its or his obligations under, this Agreement. No other proceedings or actions on the part of Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

2.4 Conflicting Instruments. Neither the execution and delivery of this Agreement, nor the performance by Stockholder of its agreements and obligations hereunder will result in any breach or violation of, or be in conflict with or constitute a default under, any term of any agreement, judgment, injunction, order, decree, law or regulation to which Stockholder is a party or by which Stockholder (or any of its assets) is bound.

2.5 DT's Reliance. Stockholder understands and acknowledges that DT is entering into the DT Merger Agreement in reliance upon Stockholder's execution, delivery and performance of this Agreement.

3.       Restriction on Transfer; Other Restrictions.

3.1 Stockholder agrees not to Transfer or agree to Transfer any Shares or Rights owned of record or Beneficially Owned by Stockholder, except as otherwise permitted by this Section 3 or pursuant to the DT Merger Agreement, Transfers to any Affiliate of the Stockholder who agrees in writing to be bound by the terms of this Agreement or Transfers which occur by operation of law if the transferee remains, or agrees in writing to remain, bound by the terms of this Agreement, other than, in each case, with DT's prior written consent.

3.2 From the date hereof until the later of January 1, 2001 and the date of the Powertel Stockholders' Meeting, Stockholder agrees not to Transfer any Shares or Rights owned of record or Beneficially Owned by Stockholder, provided, however, that this Section 3.2 shall cease to be of any force or effect immediately upon termination of the DT Merger Agreement.

3.3 From the later of January 1, 2001 and the date of the Powertel Stockholders' Meeting until the earlier of the Effective Time or the termination of the DT Merger Agreement, Stockholder may Transfer only up to 17.5% of Stockholder's Total Number of Shares; provided, however, that if the Effective Time shall not have occurred by July 31, 2001, the percentage specified in this Section 3.3 shall on August 1, 2001 be increased by 3.75% and, if the Effective Time shall not have occurred by August 31, 2001, the percentage specified in this Section
3.3 shall on September 1, 2001 be increased by an additional 3.75%, for an aggregate amount from and after September 1, 2001 of 25%.

3.4 From the Effective Time through and including the three month anniversary of the Effective Time, Stockholder agrees not to Transfer any DT Securities or DT Derivative Securities.

3.5 From the day following the three month anniversary of the Effective Time, through and including the six month anniversary of the Effective Time, Stockholder may Transfer only up to 40% of Stockholder's Total Number of Shares, inclusive of any Transfer of any DT Derivative Securities.

3.6 For the avoidance of doubt, the portions of a Stockholder's Total Number of Shares permitted to be Transferred pursuant to Section 3.3 and Section 3.5 are
(i) separate and not cumulative such that if a Stockholder does not fully utilize the permission to Transfer up to 17.5% of Stockholder's Total Number of Shares pursuant to Section 3.3, Stockholder shall not be permitted to Transfer more than 40% of Stockholder's Total Number of Shares pursuant to Section 3.5 and (ii) exclusive of any Transfers permitted by this Agreement which occur at any time after the date hereof and prior to the end of the periods specified in such Sections.

3.7 For purposes of Section 3.3, a Stockholder's "Total Number of Shares" is equal to the sum (such sum, the "Initial Number of Shares") of (i) the number of shares of Powertel Stock owned of record or Beneficially Owned by the Stockholder as of the later of January 1, 2001 and the date of the Powertel Stockholders' Meeting, including any shares of Powertel Common Stock issuable upon conversion of any shares of Powertel Preferred Stock owned by the Stockholder and (ii) the number of shares of Powertel Common Stock owned of record or Beneficially Owned by the Stockholder as a result of the exercise or conversion, as applicable, of any options, warrants or convertible securities (other than Powertel Preferred Stock) to acquire shares of Powertel Common Stock, during the period from the later of January 1, 2001 and the date of the Powertel Stockholders' Meeting, until the earlier of the Effective Time and the termination of the DT Merger Agreement. For purposes of Section 3.5, Stockholder's Total Number of Shares is equal to the sum of (A) the number of DT Securities which the Stockholder has received or may be entitled to receive as the Merger Consideration pursuant to the DT Merger Agreement in respect of the Initial Number of Shares and (B) the number of DT Securities owned of record or Beneficially Owned by the Stockholder as a result of the exercise or conversion, as applicable, of any options, warrants or convertible securities to acquire DT Securities (other than any such options, warrants or convertible securities included in the calculation of the Initial Number of Shares), during the relevant periods specified in Section 3.5.

3.8 The foregoing limitations set forth in Sections 3.3 and 3.5 shall not apply to any Transfers pursuant to a tender offer, self tender offer, exchange offer or other transaction offered generally to holders of DT Securities and approved or not opposed by DT's Supervisory Board, and securities subject to a Transfer made pursuant to this Section 3.8 shall be deemed continued to be owned by the Stockholder for purposes of the calculations made under Sections 3.3 and 3.5.

3.9 Stockholder agrees, prior to the Effective Time, not to effect, directly or indirectly, or through any arrangement with a third party pursuant to which such third party may effect, directly or indirectly, any short sales of any Powertel Stock, DT Securities or DT Derivative Securities except in accordance with the limitations of Section 3.3.

3.10 Stockholder hereby irrevocably waives any rights of appraisal or rights to dissent from the merger contemplated by the DT Merger Agreement that Stockholder may have.

3.11 If DT acquires any company after the date hereof for consideration valued at more than $15 billion and, at the time the agreement in respect of such acquisition by DT is entered into, (i) such company has a single stockholder who owns 10% or more or a group of stockholders owning in the aggregate 20% or more of the outstanding voting securities of such company and (ii) in each case such stockholders are (or at any time within the prior two years were) directors of or have the right to designate one or more directors to the Board of Directors of such company or are officers of such company or such company has any 5% or greater stockholders (other than institutional investors) as to whom DT could reasonably enter into an agreement in support of such acquisition and DT obtains or could reasonably be expected to obtain the agreement of any such stockholder or group of stockholders of such company, as the case may be, to vote for and support the acquisition or to limit its powers of disposition in connection with the acquisition, the transfer restrictions specified in Section 3.1 through 3.5 shall be revised to reflect the more favorable treatment of the stockholders of such company or the absence of restrictions, as the case may be, including the grant or sufferance to exist of registration rights.

4. Agreement to Vote. Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted, or provide a consent with respect to, all Shares that it owns of record or beneficially as of the record date for the Powertel Stockholders' Meeting at the Powertel Stockholders' Meeting and at any other annual or special meeting of stockholders of Powertel or action by written consent where such matters arise (a) in favor of the Merger and the DT Merger Agreement and approval of the terms thereof and each of the other transactions contemplated thereby and (b) against, and will not consent to, (i) approval of any Alternative Transaction or (ii) the liquidation or winding up of Powertel.
The obligations of each Stockholder specified in this Section 4 shall apply whether or not the Board of Directors of Powertel makes a Subsequent Determination.

5. Delivery of Proxy. In furtherance of the agreements contained in Section 4 hereof, Stockholder hereby agrees (a) to complete and send the proxy card received by Stockholder with the Powertel Proxy Statement, so that such proxy card is received by Powertel, as prescribed by the Powertel Proxy Statement, not later than the fifth Business Day preceding the day of the Powertel Stockholders' Meeting, (b) to vote, by completing such proxy card but not otherwise, all the Shares it owns of record or Beneficially Owns as of the record date for the Powertel Stockholders' Meeting (i) in favor of the Merger and the DT Merger Agreement and (ii) if the opportunity to do so is presented to Stockholder on the proxy card, against any Alternative Transaction and (c) not to revoke any such proxy.

6. No Solicitation. From and after the date hereof, the Stockholders shall not, nor shall they permit any of their respective Subsidiaries to, nor shall they authorize or permit any of their respective officers, directors, members or employees to, and shall use their reasonable best efforts to cause any investment banker, financial advisor, attorney, accountants or other representatives retained by them or any of their respective Subsidiaries not to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any Alternative Transaction, or
(ii) participate in any discussions or negotiations regarding any Alternative Transaction, provided that nothing herein shall affect the ability of any Stockholder in its capacity as an officer, director, employee or advisor to Powertel to take any action permissible under the DT Merger Agreement.

7. Termination of Registration Rights. The registration rights held by the Stockholder pursuant to the Stock Purchase Agreement by and between Powertel and the Stockholder dated March 4, 1996, the registration rights held by the Stockholder pursuant to the Stock Purchase Agreement dated June 5, 1997 by and between Powertel and the Stockholder and the Stock Purchase Agreement dated June 22, 1998, by and between Powertel and the Stockholder, shall, in consideration of the undertakings by DT under this Agreement and the DT Merger Agreement, be terminated and be of no further force or effect effective at the Effective Time. The Stockholder agrees that (a) until the earlier of (x) the later of January 1, 2001 and the date of the Powertel Stockholders' Meeting, and (y) the termination of the DT Merger Agreement, Stockholder shall not exercise any registration rights, (b) from the date hereof until the earlier of the termination of the DT Merger Agreement or the Effective Time, Stockholder shall not be entitled to the benefit of any preemption rights that Stockholder may have under the agreements listed in the immediately preceding sentence and (c) if Powertel and DT agree to decrease the exercise price of the Powertel Warrants in accordance with Article V of the Powertel Warrant Agreement, Stockholder hereby waives any adjustment to the Conversion Price (as defined in the Certificate of Designations governing the Powertel Preferred Stock listed on Schedule A hereto) that it may have otherwise been entitled to as a result of such decrease in the exercise price of the Powertel Warrants. None of the agreements so listed shall be amended or modified in a manner inconsistent with the terms of this Agreement without DT's prior written approval.

8. Additional Shares and Additional Rights. If, after the date hereof, a Stockholder acquires record ownership or Beneficial Ownership of any additional shares of capital stock of Powertel (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock of Powertel through the conversion of the Powertel Preferred Stock or through any stock dividend or stock split, or record ownership or Beneficial Ownership of any additional options, warrants or rights to acquire shares of capital stock of Powertel (any such options, warrants or rights, "Additional Rights"), the provisions of this Agreement applicable to the Shares and the Rights shall be applicable to such Additional Shares and Additional Rights from and after the date of acquisition thereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares or Additional Rights without action by any person immediately upon the acquisition by any Stockholder of record ownership or Beneficial Ownership of such Additional Shares or Additional Rights, respectively.

9.       Miscellaneous.

9.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and, except for the Stockholders

Agreements as defined in the VoiceStream Reorganization Agreement and the Stockholders Agreements as defined in the VoiceStream/DT Merger Agreement, supersedes all other prior agreements and understanding, both written and oral, among the parties hereto with respect to the Transfer or voting of Shares. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.2 Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.3 Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

9.4 Execution in Counterparts. This Agreement may be executed in counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument. The obligations of the Stockholders hereunder are several and not joint and the covenants and agreements of the Stockholders herein are made only in their capacity as stockholders of Powertel and not in any other capacity (including as directors or officers of Powertel).

9.5 Specific Performance. Stockholder agrees with DT as to itself that if for any reason any Stockholder fails to perform any of its agreements or obligations under this Agreement, irreparable harm or injury to DT would be caused as to which money damages would not be an adequate remedy. Accordingly, Stockholder agrees that, in seeking to enforce this Agreement against Stockholder, DT shall be entitled, in addition to any other remedy available at law, equity or otherwise, to specific performance and injunctive and other equitable relief. The provisions of this Section 9.5 are without prejudice to any other rights or remedies, whether at law or in equity, that DT may have against Stockholder for any failure to perform any of its agreements or obligations under this Agreement.

9.6      Amendments; Termination.

(a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

(b) The provisions of this Agreement (other than Sections 3, 4 and 5) shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date that is two (2) years after the date hereof, and (iii) the termination of the DT Merger Agreement. The provisions of Sections 3.2 through 3.5 of this Agreement shall terminate when the applicable time periods set forth therein lapse, the remaining provisions of Section 3 of this Agreement shall terminate when each of Sections 3.2 through 3.5 of this Agreement have terminated and the provisions of
Section 4 and Section 5 of this Agreement shall terminate upon the earlier to occur of the Effective Time and the termination of the DT Merger Agreement.

9.7      Governing Law; Submission and Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

(b) Each of the parties hereof irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined only in the United States District Court for the State of Delaware or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding in the courts of the State of Delaware. Each of the parties hereto hereby irrevocable submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.7(b) or that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (ii) to the fullest extent permitted by the applicable law, that (x) the suit, action or proceeding in such court is brought in an inconvenient forum,
(y) the venue of such suit, action or proceeding is improper and (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.9 shall be deemed effective service of process on such party.

9.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of Stockholder or any other individual, any executors, administrators, estates, legal representatives and heirs of Stockholder or such individual) and permitted assigns; provided that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

9.9 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or sent by overnight courier or sent by telecopy, to the parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a) if to Stockholder, at Stockholder's address appearing on Schedule A hereto or at any other address that Stockholder may have provided in writing to DT.

(b)      if to DT:

                           Deutsche Telekom AG
                           140 Friedrich-Ebert-Allee
                           53113 Bonn
                           Germany
                           Attention:  Kevin Copp
                           Facsimile:  +49-228-181-44177

                           with a copy to:

                           Cleary, Gottlieb, Steen & Hamilton
                           One Liberty Plaza
                           New York, New York  10006
                           Attention:       Robert P. Davis
                           Facsimile:       (212) 225-3999

9.10 Waiver of Immunity. DT agrees that, to the extent that it or any of its property is or becomes entitled at any time to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of government from any legal action, suit or proceeding or from setoff or counterclaim relating to this Agreement from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution of a judgment, from execution pursuant to a judgment or arbitral award, or from any other legal process in any jurisdiction, it, for itself and its property expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to such matters arising with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). DT agrees that the waiver in this provision is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. ss. 1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against DT with respect to this Agreement.

            (the remainder of this page is intentionally left blank)

                  IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement as of the date first written above.

                                        DEUTSCHE TELEKOM AG


                                        By: /s/ Kevin Copp
                                            Name:  Kevin Copp
                                            Title:  Head of International Legal
                                                      Affairs


                                        SCANA COMMUNICATIONS HOLDINGS, INC.


                                        By:  /s/ W.B. Timmerman
                                            Name:  W.B. Timmerman
                                            Title:  Chief Executive Officer


                                   SCHEDULE A


     Stockholder Name and Address        Number of Existing Shares               Number and Description of Existing
     ----------------------------        -------------------------               ----------------------------------
                                                                                               Rights
                                                                                               ------

SCANA Communications Holdings, Inc.      4,916,924 Shares of Powertel Common    Options to acquire 15,000 shares of
300 Delaware Avenue                      Stock                                  Powertel Common Stock
Suite 510
Wilmington, Delaware 19801-1662

                                         100,000  Powertel  Series  B  Preferred
                                         4,626,744  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon   conversion  of
                                         Agreement  dated March 4, 1996 Powertel
                                         Series B Preferred Stock

                                         50,000   Powertel  Series  D  Preferred
                                         1,764,706  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon  the  conversion
                                         Agreement   dated   June  5,   1997  of
                                         Powertel Series D Preferred Stock

                                         50,000   Powertel  Series  E  Preferred
                                         3,407,542  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon  the  conversion
                                         Agreement   dated  June  22,   1998  of
                                         Powertel Series E Preferred Stock

                                                                                Dividend Rights on Powertel Series E
                                                                                Preferred Stock


                                       11

                                    Exhibit C
                                                    SCANA Agreement


                         POWERTEL STOCKHOLDERS AGREEMENT

     This Powertel Stockholders Agreement (this "Agreement") dated as of August 26, 2000 is by and among VoiceStream Wireless Corporation, a Delaware corporation ("VoiceStream"), and the entity or entities set forth on Schedule I hereto (each, a "Stockholder" and, collectively, the "Stockholders").

                  WHEREAS, simultaneously with the execution of this Agreement, Powertel, Inc., a Delaware corporation ("Powertel") and VoiceStream are entering into an Agreement and Plan of Reorganization (as amended or modified from time to time, the "VoiceStream Reorganization Agreement"), dated as of the date hereof, providing for, among other things, the merger of a subsidiary of VoiceStream with and into Powertel and the consummation of certain other transactions (collectively, the "VoiceStream Reorganization") if, but only if, the DT Merger (as defined below) is not consummated;

                  WHEREAS, simultaneously with the execution of this Agreement, Powertel and Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("DT") are entering into an Agreement and Plan of Merger dated as of the date hereof providing for, among other things, the merger (the "DT Merger") of a subsidiary of DT with and into Powertel (as amended or modified from time to time, the "DT Merger Agreement"); and

                  WHEREAS, VoiceStream has agreed to enter into the VoiceStream Reorganization Agreement only if all the parties hereto enter into this Agreement;

                  NOW THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the VoiceStream Reorganization Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

                  1. Certain Definitions. This Agreement is one of the Powertel Stockholders Agreements referred to in the recitals to the VoiceStream
Reorganization Agreement. Capitalized terms used but not defined in this Agreement are used in this Agreement with the meanings given to such terms in the VoiceStream Reorganization Agreement. In addition, for purposes of this Agreement, the following terms shall have the following meanings:

                  "Beneficially Owned" or "Beneficial Ownership" shall include, with respect to any securities, the beneficial ownership of such securities by a Stockholder and by any direct or indirect Subsidiary of a Stockholder.

                  "VoiceStream/DT Merger Agreement" means the Agreement and Plan of Merger between VoiceStream and DT dated as of July 23, 2000, as it may be amended or modified from time to time.

                  "VoiceStream Principal Stockholder's Shares" shall mean the number of shares of VoiceStream Common Stock or VoiceStream preferred stock owned of record or beneficially owned by a VoiceStream Principal Stockholder (including such shares as are owned of record or beneficially owned by any direct or indirect Subsidiary of such VoiceStream Principal Stockholder), together with any shares of VoiceStream Common Stock or other voting capital stock of VoiceStream owned of record or beneficially owned or acquired by such VoiceStream Principal Stockholder or direct or indirect Subsidiary thereof after the date hereof, whether upon the exercise of warrants or options, conversion of VoiceStream preferred stock or any convertible securities or otherwise.

                  "Transfer" means, with respect to any security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer, or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

                  2. Representations, Warranties and Covenants of Each Stockholder. Each Stockholder hereby represents and warrants, severally and not jointly, to VoiceStream, solely with respect to itself, as of the date hereof, as follows:

                  2.1 Title. As of the date hereof, such Stockholder is the sole record and Beneficial Owner of the number of shares of Powertel Stock set forth opposite such Stockholder's name on Schedule I attached hereto (with respect to each Stockholder, such Stockholder's "Existing Shares" and, together with the record ownership or Beneficial Ownership of any shares of Powertel Stock or other voting capital stock of Powertel acquired after the date hereof, whether upon the exercise of warrants or options, conversion of the Powertel Preferred Stock or any convertible securities or otherwise, such Stockholder's "Shares"), and/or the number of warrants, options or other rights to acquire or receive such Powertel Stock, as the case may be, set forth opposite such Stockholder's name on Schedule I attached hereto (with respect to each Stockholder, such Stockholder's "Existing Rights" and, together with record ownership or Beneficial Ownership of any warrants, options or other rights to acquire or receive such shares of Powertel Stock or other voting capital stock of Powertel acquired after the date hereof, such Stockholder's "Rights"). Such Stockholder is the lawful owner of such Existing Shares and Existing Rights, free and clear of all liens, claims, charges, security interests or other encumbrances, except as disclosed on Schedule I. As of the date hereof, such Existing Shares constitute all of the capital stock of Powertel Beneficially Owned or owned of record by such Stockholder (excluding the Existing Rights) and such Stockholder does not own of record or Beneficially Own or have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Powertel Stock or any other securities convertible into or exchangeable or exercisable for shares of Powertel Stock, except pursuant to such Existing Rights.

                  2.2 Right to Vote. Except as disclosed on Schedule I, such Stockholder has, with respect to all of such Stockholder's Existing Shares, and (subject to the provisions of Section 3.1) will have at the Powertel Stockholders Meeting, with respect to all of such

Stockholder's Shares listed on Schedule I and acquired subsequent to the date hereof and prior to the record date for the Powertel Stockholders Meeting, sole voting power, sole power of disposition or sole power to issue instructions with respect to the matters set forth in Section 4 hereof and to fulfill its obligations under such Section and shall not take any action or grant any person any proxy (revocable or irrevocable) or power-of-attorney with respect to any Shares or Rights inconsistent with its obligations as provided by Section 4 and
Section 5 hereof. Each Stockholder hereby revokes any and all proxies with respect to such Stockholder's Existing Shares or Existing Rights to the extent they are inconsistent with such Stockholder's obligations under this Agreement.

                  2.3 Authority. Such Stockholder has full legal power, authority, legal capacity and right to execute and deliver, and to perform its or his obligations under, this Agreement. No other proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

                  2.4  Conflicting   Instruments.   Neither  the  execution  and
delivery of this Agreement nor the performance by such Stockholder of its agreements and obligations hereunder will result in any breach or violation of, or be in conflict with or constitute a default under, any term of any agreement, judgment, injunction, order, decree, law or regulation to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

                  2.5 Reliance. Such Stockholder understands and acknowledges that VoiceStream is entering into the VoiceStream Reorganization Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

                  3.       Restriction on Transfer; Other Restrictions.

                  3.1 Each Stockholder agrees not to Transfer or agree to Transfer any Shares or Rights owned of record or Beneficially Owned by such Stockholder, except as otherwise permitted by this Section 3 or pursuant to the VoiceStream Reorganization Agreement or the DT Merger Agreement, Transfers to any Affiliate of the Stockholder who agrees in writing to be bound by the terms of this Agreement or Transfers which occur by operation of law if the transferee remains, or agrees in writing to remain, bound by the terms of this Agreement, other than, in each case, with VoiceStream's prior written consent.

                  3.2 From the date hereof until the later of January 1, 2001 and the date of the Powertel Stockholders Meeting, each Stockholder agrees not to Transfer any Shares or Rights owned of record or Beneficially Owned by such Stockholder, provided, however, that this Section 3.2 shall cease to be of any force or effect immediately upon termination of the VoiceStream Reorganization Agreement.

                  3.3 From the later of January 1, 2001 and the date of the Powertel Stockholders Meeting, until the earlier of the Effective Time or the termination of the VoiceStream Reorganization Agreement, each Stockholder may Transfer only up to 25% of such Stockholder's Total Number of Shares; provided however, that if during such period any VoiceStream Principal Stockholder shall Transfer (other than Exempt Transfers) more than 25% of such VoiceStream Principal Stockholder's Shares (individually or in the aggregate with other Transfers made during such period), except for TDS Exempt Sales, then each Stockholder may Transfer a percentage of such Stockholder's Total Number of Shares (even if such percentage is more than 25%), as permitted by its existing registration rights agreement with Powertel or otherwise, equal to the largest percentage of such VoiceStream Principal Stockholder's Shares Transferred, registered or proposed to be registered by such VoiceStream Principal Stockholder during such period. "TDS Exempt Sales" shall mean sales by Telephone and Data Systems, Inc. ("TDS") made to manage certain investment company matters as permitted pursuant to that certain Side Letter Agreement dated as of the date of this Agreement between TDS and Powertel. For purposes hereof, such percentage of a VoiceStream Principal Stockholder's Shares shall be calculated by dividing the number of such VoiceStream Principal Stockholder's Shares to be Transferred or Registered by the total number of such VoiceStream Principal Stockholder's Shares. "Exempt Transfers" shall mean Transfers to any Affiliate of the VoiceStream Principal Stockholder who agrees in writing to be bound by the terms of the VoiceStream Stockholder Agreements or Transfers which occur by operation of law if the transferee remains, or agrees in writing to remain, bound by the terms of the VoiceStream Stockholder Agreements.

                  3.4 From the Effective Time through and including the six-month anniversary of the Effective Time, each Stockholder agrees not to Transfer any VoiceStream Common Stock received in the Merger, except in accordance with Rules 144 and 145 promulgated under the Securities Act ("Rules 144 and 145"); provided however, that if during such period any VoiceStream Principal Stockholder shall propose to Transfer more than the number of such VoiceStream Principal Stockholder's Shares that such VoiceStream Principal Stockholder is permitted to Transfer under Rule 144, including the volume restrictions contained therein (individually or in the aggregate with other Transfers made during such period), except for TDS Exempt Sales, then the Stockholder may Transfer a percentage of their Total Number of Shares, equal to the largest percentage of any VoiceStream Principal Stockholder's Shares so Transferred by any VoiceStream Principal Stockholder during such period pursuant to (a) piggyback registration rights with respect to the VoiceStream Principal Stockholder's registration statement filed with respect to any such Transfer of a VoiceStream Principal Stockholder's Shares or (b) the registration rights agreement attached hereto as Annex A.

                  3.5 From the day following the six month anniversary of the Effective Time, each Stockholder may Transfer its shares in accordance with applicable securities laws, including pursuant to the registration rights agreement attached hereto as Annex A, provided however, such registration rights shall not be available under this Section 3.5 if a Stockholder, as of the time of the proposed Transfer, may then Transfer all of its shares of VoiceStream Common Stock pursuant to Rule 144 or 145 during a single three month period.

                  3.6 For purposes of Section 3.3, a Stockholder's "Total Number of Shares" is equal to the sum of (i) the number of shares of Powertel Stock owned of record or Beneficially Owned by the Stockholder as of the later of January 1, 2001 and the date of the Powertel

Stockholders Meeting, including any shares of Powertel Common Stock issuable upon conversion of any shares of Powertel Preferred Stock owned by the Stockholder and (ii) the number of shares of Powertel Common Stock owned of record or Beneficially Owned by the Stockholder as a result of the exercise or conversion, as applicable, of any options, warrants or convertible securities (other than Powertel Preferred Stock) to acquire shares of Powertel Common Stock, during the period from the later of January 1, 2001 and the date of the Powertel Stockholders Meeting, until the earlier of the Effective Time and the termination of the VoiceStream Reorganization Agreement. For purposes of Section 3.4, a Stockholder's Total Number of Shares is equal to the sum of (i) the number of VoiceStream Common Stock which the Stockholder is or may be entitled to receive as the merger consideration pursuant to the VoiceStream Reorganization Agreement in respect of the Initial Number of Shares and (ii) the number of shares of VoiceStream Common Stock owned of record or Beneficially Owned by the Stockholder as a result of the exercise or conversion, as applicable, of any options, warrants or convertible securities to acquire VoiceStream Common Stock (other than any such options, warrants or convertible securities included in the calculation of the Initial Number of Shares), during the relevant periods specified in such subsection if the VoiceStream Reorganization Agreement has been consummated at the Effective Time.

                  3.7 The foregoing limitations set forth in Section 3.3 shall not apply to any Transfers pursuant to a tender offer, self-tender offer, exchange offer or other transaction offered generally to holders of VoiceStream Common Stock and approved or not opposed by VoiceStream's Board of Directors, and securities subject to a Transfer made pursuant to this Section 3.7 shall be deemed continued to be owned by the Stockholder for purposes of the calculations made under Section 3.3.

                  3.8 Each Stockholder agrees, prior to the Effective Time, not to effect, directly or indirectly, or through any arrangement with a third party pursuant to which such third party may effect, directly or indirectly, any short sales of any Powertel Stock except in accordance with the limitations of Section 3.3.

                  4. Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted, or provide a consent with respect to, all Shares that it owns of record or that are Beneficially Owned as of the record date for the Powertel Stockholders Meeting at the Powertel Stockholders Meeting and at any other annual or special meeting of stockholders of Powertel or action by written consent where matters relating to the VoiceStream Reorganization arise (a) in favor of the VoiceStream Reorganization and the VoiceStream Reorganization Agreement and approval of the terms thereof and each of the other transactions contemplated thereby, and (b) against, and will not consent to, (i) approval of any Alternative Transaction or
(ii) the liquidation or winding up of Powertel. The obligations of each such Stockholder specified in this Section 4 shall apply whether or not the Board of Directors of Powertel makes a Subsequent Determination.

                  5. Delivery of Proxy. In furtherance of the agreements contained in Section 4 hereof, each Stockholder hereby agrees (a) to complete and send the proxy card received by such Stockholder with the Joint Proxy Statement, so that such proxy card is received by Powertel, as prescribed by the Joint Proxy Statement, not later than the fifth Business Day preceding the day of the Powertel Stockholders Meeting, (b) to vote, by completing such proxy card but not otherwise, all the Shares it owns of record or Beneficially Owns as of the record date for the Powertel Stockholders Meeting (i) in favor of the VoiceStream Reorganization and the VoiceStream Reorganization Agreement and (ii) if the opportunity to do so is presented to such Stockholder on the proxy card, against any Alternative Transaction and (c) not to revoke any such proxy.

                  6. No Solicitation. From and after the date hereof, the Stockholder shall not, nor shall they authorize or permit any of their respective Subsidiaries to, nor shall they authorize or permit any of their respective officers, directors, members or employees to, and shall use their reasonable best efforts to cause any investment banker, financial advisor, attorney, accountants or other representatives retained by them or any of their respective Subsidiaries not to, directly or indirectly through another person,
(i) solicit, initiate or encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any Alternative Transaction, or (ii) participate in any discussions or negotiations regarding any Alternative Transaction, provided that nothing herein shall affect the ability of any Stockholder in its capacity as an officer, director, employee or advisor to Powertel to take any action permissible under the VoiceStream Reorganization Agreement.

                  7. Amendment of Registration Rights. The registration rights held by the Stockholder pursuant to the Stock Purchase Agreement by and between Powertel and the Stockholder dated March 4, 1996, the registration rights held by the Stockholder pursuant to the Stock Purchase Agreement dated June 5, 1997 by and between Powertel and the Stockholder and the Stock Purchase Agreement dated June 22, 1998, by and between Powertel and the Stockholder, shall, in consideration of the undertakings by VoiceStream under this Agreement and the VoiceStream Reorganization Agreement, be terminated and be of no further force or effect effective at the Effective Time. Each of the Stockholders agrees that
(a) until the earlier of (x) the later of January 1, 2001 and the date of the Powertel Stockholders Meeting, and (y) the termination of the VoiceStream Reorganization Agreement, such Stockholder shall not exercise any registration rights other than as permitted in Section 3 above and (b) from the date hereof until the earlier of the termination of the VoiceStream Reorganization Agreement or the Effective Time, such Stockholder shall not be entitled to the benefit of any preemption rights that such Stockholder may have under the agreements listed in the immediately preceding sentence. None of the agreements so listed shall be amended or modified in a manner inconsistent with the terms of this Agreement without VoiceStream's prior written approval.

                  8. Additional Shares and Additional Rights. If, after the date hereof, a Stockholder acquires record ownership or Beneficial Ownership of any additional shares of capital stock of Powertel (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock of Powertel through the conversion of the Powertel Preferred Stock or through any stock dividend or stock split, or record ownership or Beneficial Ownership of any additional options, warrants or rights to acquire shares of capital stock of Powertel (any such options, warrants, or rights, "Additional Rights"), the provisions of this Agreement applicable to the Shares and the Rights shall be applicable to such Additional Shares and Additional Rights from and after the date of acquisition thereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares or Additional Rights without action by any person immediately upon the acquisition by any Stockholder of record ownership or Beneficial Ownership of such Additional Shares or Additional Rights, respectively.


                  9. Amendment of Existing Voting Agreements. Certain stockholders of VoiceStream (the "VoiceStream Stockholders") are parties to a Voting Agreement dated February 25, 2000 (as amended May 4, 2000), and a First Amended and Restated Voting Agreement dated July 23, 2000 which will take effect in accordance with its terms (collectively the "Existing Voting Agreements") pursuant to which they have agreed to vote all shares of VoiceStream Common Stock and VoiceStream preferred stock beneficially owned by each of them at the time of such vote in favor of directors in accordance with the procedures and provisions set forth in such agreements. On or before the Effective Time, VoiceStream agrees to execute and deliver, and to use its reasonable best efforts to cause the VoiceStream Stockholders to execute and deliver, an amended voting agreement (the "Amended Voting Agreement") on terms mutually satisfactory to VoiceStream, Powertel, the Stockholders, and the other parties who are presently parties to the Existing Voting Agreements, providing for: (i) the nomination of one representative of the Powertel stockholders to the VoiceStream Board of Directors who shall be initially designated by the Powertel Board of Directors and who shall also be reasonably satisfactory to VoiceStream; (ii) the creation of a vacancy on the VoiceStream Board of Directors (and the approval of any Bylaw amendments or other actions required to do so); (iii) the appointment of such nominee (and any successor nominee) to a newly created vacancy on the VoiceStream Board of Directors; and (iv) an agreement to vote all shares of
VoiceStream Common Stock and other voting securities of VoiceStream (and all securities received in exchange, replacement or substitution therefor, or as a dividend or result of a stock split with respect thereto) for such nominee (and any successor nominee) at the first two annual meetings after the Effective Time. If VoiceStream and the VoiceStream Principal Stockholders are unable to cause the execution of an Amended Voting Agreement by the other parties to the Existing Voting Agreement, the Stockholder, VoiceStream and the VoiceStream Principal Stockholders shall execute a new voting agreement with such other VoiceStream stockholders who agree to enter into such separate voting agreement on terms and conditions substantially similar to the Existing Voting Agreements containing substantially the same additional provisions as set forth in the preceding sentence. Prior to the Effective Time, the Powertel Board of Directors may make such provisions as it deems appropriate for successor nominees each of which shall be reasonably satisfactory to VoiceStream. After the Effective Time, any nominee or successor nominee shall be selected by mutual agreement of ITC Holding Company, Inc., a Delaware corporation ("ITCORP") and SCANA Communications Holdings, Inc., a Delaware corporation ("SCORP") or, if no such agreement can be reached, by whichever of ITCORP and SCORP beneficially owns the larger number of Shares of VoiceStream Common Stock (including VoiceStream preferred stock on an as-if-converted basis).

10.      Miscellaneous.

                  10.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and, except for the Stockholders Agreement, as defined in the DT Merger Agreement and the Powertel Stockholders Agreements as defined in the VoiceStream/DT Merger Agreement, supercedes all other prior agreements and understandings both written and oral, among the parties hereto with respect to the Transfer or voting of Shares as contemplated hereby. This Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

                  10.2 Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

                  10.3 Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

                  10.4 Execution in Counterparts; Several Obligations. This Agreement may be executed in counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument. The obligations of the Stockholders hereunder are several and not joint and the covenants and agreements of the Stockholders herein are made only in their capacity as stockholders of Powertel and not in any other capacity (including as directors or officers).

                  10.5 Specific Performance. Each Stockholder agrees with VoiceStream as to itself that if for any reason such Stockholder fails to perform any of its agreements or obligations under this Agreement, irreparable harm or injury to VoiceStream would be caused as to which money damages would not be an adequate remedy. Accordingly, each Stockholder agrees that, in seeking to enforce this Agreement against such Stockholder, VoiceStream shall be entitled, in addition to any other remedy available at law, equity or otherwise, to injunctive and other equitable relief. The provisions of this Section 10.5 are without prejudice to any other rights or remedies, whether at law or in equity, VoiceStream may have against such Stockholder for any failure to perform any of its agreements or obligations under this Agreement.

                  10.6     Amendments; Termination.

                  (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

                  (b) The provisions of this Agreement (other than Sections 3, 4 and 5) shall terminate upon the earliest to occur of (i) the Effective Time,
(ii) the date that is two (2) years after the date hereof, and (iii) the termination of the VoiceStream Reorganization Agreement. The provisions of Sections 3.2 through 3.5 of this Agreement shall terminate when the applicable time periods set forth therein lapse and the remaining provisions of Section 3 of this Agreement shall terminate when each of Sections 3.2 through 3.5 of this Agreement have terminated. The provisions of Sections 4 and 5 of this Agreement shall terminate upon the earlier to occur of the Effective Time and termination of the VoiceStream Reorganization Agreement.

                  10.7     Governing Law; Submission and Jurisdiction.

                  (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

                  (b) Each of the parties hereof irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other Party hereto or its successors or assigns shall be brought and determined only in the United States District Court for the State of Delaware or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding in the courts of the State of Delaware. Each of the parties hereto hereby irrevocable submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 10.7(b) or that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (ii) to the fullest extent permitted by the applicable law, that (x) the suit, action or proceeding in such court is brought in an inconvenient forum,
(y) the venue of such suit, action or proceeding is improper and (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.9 shall be deemed effective service of process on such party.

                  10.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of such Stockholder or any other individual, any executors, administrators, estates, legal representatives and heirs of such Stockholder or such individual) and permitted assigns; provided that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

                  10.9 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or sent by overnight courier or sent by telecopy, to the parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

         (a) if to a Stockholder,  at such  Stockholder's  address  appearing on
Schedule I hereto or at any other address that such Stockholder may have provided in writing to VoiceStream, Powertel and the other Stockholders.

(b)      if to VoiceStream:

                           VoiceStream Wireless Holding Corporation
                           3650 131st Avenue SE, Suite 400
                           Bellevue, WA  98006
                           Attn:  General Counsel
                           Telecopy No.:   425-586-8080

                           with a copy to:

                           Preston Gates & Ellis LLP
                           701 Fifth Avenue, Suite 5000
                           Seattle, WA  98104
                           Attn:  Richard B. Dodd, Esq.
                           Telecopy No:    206-623-7022


            (the remainder of this page is intentionally left blank)

                  IN WITNESS WHEREOF, the parties hereto have executed this Powertel Stockholders Agreement as of this 26th day of August, 2000.

                                  VOICESTREAM WIRELESS CORPORATION


                                  By:      /s/ Cregg Baumbaugh
                                  Name:    Cregg Baumbaugh
                                  Title:   Executive Vice President - Finance,
                                           Strategy and Development



STOCKHOLDER:



SCANA Communications
Holdings, Inc.

By:    /s/ W.B. Timmerman
     Name:   W.B. Timmerman
     Title:   Chief Executive Officer


                                   SCHEDULE I


     Stockholder Name and Address        Number of Existing Shares               Number and Description of Existing
     ----------------------------        -------------------------               ----------------------------------
                                                                                               Rights
                                                                                               ------

SCANA Communications Holdings, Inc.      4,916,924 Shares of Powertel Common    Options to acquire 15,000 shares of
300 Delaware Avenue, Suite 510           Stock                                  Powertel Common Stock
Wilmington, DE  19801-1622


                                         100,000  Powertel  Series  B  Preferred
                                         4,626,744  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon   conversion  of
                                         Agreement  dated March 4, 1996 Powertel
                                         Series B Preferred Stock

                                         50,000   Powertel  Series  D  Preferred
                                         1,764,706  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon  the  conversion
                                         Agreement   dated   June  5,   1997  of
                                         Powertel Series D Preferred Stock

                                         50,000   Powertel  Series  E  Preferred
                                         3,407,542  shares  of  Powertel  Common
                                         Stock  purchased  under Stock  Purchase
                                         Stock   issuable  upon  the  conversion
                                         Agreement   dated  June  22,   1998  of
                                         Powertel Series E Preferred Stock

                                                                                Dividend Rights on Powertel Series E
                                                                                Preferred Stock








                                     ANNEX A

                               Registration Rights

         (a) The Stockholder shall have the right at any time after the Effective Time to make three requests, one of which may be a Shelf Request (as defined in paragraph (b) hereof) of VoiceStream in writing for registration under the Securities Act of shares of VoiceStream Common Stock into which the shares of Powertel Preferred Stock held by Stockholder were converted (the "Securities") with respect to the first of any such request to register under the Securities Act at least $10 million in market value of Securities Beneficially Owned by the Stockholder (the shares subject to any such request hereunder being referred to as the "Subject Stock"), and with each subsequent such request being at least 6 months following the completion of the prior offering pursuant to a registration statement with respect to the Subject Stock which was effective until the earlier of the completion of such offering or three months. VoiceStream shall use all reasonable efforts to cause the Subject Stock to be registered under the Securities Act as soon as reasonably practicable after receipt of a request so as to permit promptly the sale thereof, and in connection therewith, VoiceStream shall prepare and file, on such appropriate form as VoiceStream in its discretion shall determine, a registration statement under the Securities Act to effect such registration. VoiceStream shall use all reasonable efforts to list all Subject Stock covered by such registration statement on any national securities exchange on which the VoiceStream Common Stock is then listed or to list such Subject Stock on the National Association of Securities Dealers, Inc. Automated Quotation System or National Market System. The Stockholder hereby undertakes to provide all such information and materials and take all such action as may be required in order to permit VoiceStream to comply with all applicable requirements of the United States Securities and Exchange Commission ("Commission") and to obtain any desired acceleration of the effective date of such registration statement. Any registration statement filed at the Stockholder's request hereunder will not count as a requested registration unless effectiveness is maintained until the earlier of completion of the offering or three months (other than in the case of a Shelf Registration, in which case effectiveness must be maintained for an aggregate of six months or until completion of the offering, whichever occurs first). Notwithstanding the foregoing, VoiceStream (i) shall not be obligated to cause any special audit to be undertaken in connection with any such registration (provided that this provision shall not relieve VoiceStream of its obligation to obtain any required consents with respect to financial statements in prior periods) and (ii) shall be entitled to postpone for a reasonable period (not to exceed 90 days) of time the filing of any registration statement otherwise required to be prepared and filed by VoiceStream if VoiceStream is, at such time, either (A) conducting, or proposing to file with the Commission within 90 days a registration statement with respect to, an underwritten public offering for the account of VoiceStream of equity securities (or securities convertible into equity securities) or is subject to a contractual obligation not to engage in a public offering and is advised in writing by its managing underwriter or underwriters (with a copy to the Stockholder) that such offering would in its or their opinion be adversely affected by the registration so requested or (B) subject to an existing contractual obligation to its underwriters not to engage in a public offering. Notwithstanding any other provision of this Annex, VoiceStream may postpone action under this Annex for as long as it reasonably deems necessary (but no longer than 90 days) if VoiceStream determines, in its reasonable discretion, that effecting the registration at such time might (i) adversely affect a pending or contemplated financing, acquisition, disposition of assets or stock, merger or other significant transaction, or (ii) require VoiceStream to make public disclosure of information the public disclosure of which at such time VoiceStream in good faith believes could have a significant adverse effect upon VoiceStream.

         No securities, other than Stockholder's, may be registered on a registration statement requested by the Stockholder pursuant to the first paragraph of paragraph (a) of this Annex without the Stockholder's express written consent, unless the amount of such securities is subject to reduction prior to any reduction in the number of securities originally requested by the Stockholder in the event the lead underwriter of the related offering believes that the success of such offering would be materially and adversely affected by inclusion of all the securities requested to be included therein.

         At any time after the Effective Time, if VoiceStream proposes to file a registration statement under the Securities Act with respect to an offering of its equity securities (i) for its own account (other than a registration statement on Form S-4 or S-8 or any substitute form that may be adopted by the Commission) or (ii) for the account of any holders of its securities (including pursuant to a demand registration), then VoiceStream shall give written notice of such proposed filing to the Stockholder as soon as practicable (but in any event not less than 10 Business Days before the anticipated filing date), and such notice shall offer the Stockholder the opportunity to register such number of shares of Securities as the Stockholder requests. If the Stockholder wishes to register securities of the same class or series as VoiceStream or such holder, such registration shall be on the same terms and conditions as the registration of VoiceStream's or such holders' securities (a "Piggyback Registration"). Notwithstanding anything contained herein, if the lead underwriter of an offering involving a Piggyback Registration delivers a written opinion to VoiceStream that the success of such offering would be materially and adversely affected by inclusion of all the securities requested to be included, then the number of securities to be registered by the Stockholder shall be reduced prior to any reduction in the number of securities originally requested to be registered pursuant to clauses (i) and (ii) of the first sentence of this paragraph; provided, however, that VoiceStream must provide prompt written notice of such written opinion to the Stockholder. The Stockholder shall have the right at any time to convert its request for a Piggyback Registration into a requested registration pursuant to the first paragraph of paragraph (a) of this Annex.

         (b) Upon the request of the Stockholder (the "Shelf Request"), VoiceStream shall:

                  (i) as promptly as reasonably practicable, prepare and file pursuant to SEC Rule 415 on Form S-3 or such other form as VoiceStream in its discretion shall determine with the SEC, and thereafter shall use all reasonable efforts to cause to be declared effective as promptly as reasonably practicable, a Shelf Registration Statement relating to the offer and sale of the Shares by the Stockholder from time to time in accordance with the methods of distribution elected by the Stockholder and set forth in the Shelf Registration Statement;

                  (ii) use all reasonable efforts to keep the Shelf Registration Statement effective in order to permit the prospectus forming part thereof to be useable by the Stockholder for an aggregate period of six months, or for such shorter period that will terminate when all Shares covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding; and

                  (iii) notwithstanding any other provisions hereof, use all reasonable efforts to ensure that (A) any Shelf Registration Statement and any amendments thereto and any prospectus forming part thereof and any supplement thereof complies in all material respects with the Securities Act and the rules and regulation thereunder, (B) any Shelf Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) any prospectus forming part of any Shelf Registration Statement, and any supplement to such prospectus (as amended or supplemented from time to time), does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

         (c) In connection with any offering of shares of Subject Stock registered pursuant to this Annex, VoiceStream (i) shall furnish to the Stockholder such number of copies of any prospectus (including any preliminary prospectus) as it may reasonably request in order to effect the offering and sale of the Subject Stock to be offered and sold, but only while VoiceStream shall be required under the provisions hereof to cause the registration statement to remain current and (ii) take such action as shall be necessary to qualify the shares covered by such registration statement under such "blue sky" or other state securities laws for offer and sale as the Stockholder shall reasonably request; provided, however, that VoiceStream shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it shall not then be qualified or to file any general consent to service of process in any jurisdiction in which such a consent has not been previously tried. If applicable, VoiceStream shall enter into an underwriting agreement with a managing underwriter or underwriters selected by the Stockholder (reasonably satisfactory to VoiceStream) containing representations, warranties, indemnities and agreements then customarily included by an issuer in underwriting agreements with respect to secondary distributions; provided, however, that such underwriter or underwriters shall agree to use their best efforts to ensure that the offering results in a distribution of the Subject Stock sold in accordance with the terms of this Agreement. In connection with any offering of Subject Stock registered pursuant to this Annex, VoiceStream shall (x) furnish to the underwriter, at VoiceStream's expense, unlegended certificates representing ownership of the Subject Stock being sold in such denominations as reasonably requested and (y) instruct any transfer agent and registrar of the Subject Stock to release any stop transfer orders with respect to such Subject Stock. If Stockholder enters into an underwriting agreement with respect to the Subject Stock, Stockholder's representations, warranties and indemnities contained therein shall be made severally rather than jointly with Powertel or any other selling stockholder and shall be limited to (i) Stockholder's ownership of the Subject Stock, (ii) Stockholder's authority to enter into the underwriting agreement and related matters, (iii) any information provided by Stockholder for inclusion in the registration statement, and (iv) such other matters as are at the time of such underwriting customarily included in underwriting agreements with the Managing Underwriter relating to sales of common stock by a selling shareholder where the failure by the Stockholder to make such representations, warranties or indemnities causes the Managing Underwriter to refuse to conduct or complete the offering. In the event an offering of Subject Stock fails to close due to the Stockholder's unwillingness, inability or other failure to comply with clause (iv) of the immediately preceding sentence, then Stockholder agrees that VoiceStream shall be deemed to have satisfied all of its obligations to conduct the related offering of such Subject Stock, shall be excused from any failure of any obligation of VoiceStream with respect thereto and shall not be liable for the failure of such offering of such Subject Stock to close. Upon any registration becoming effective pursuant to this Annex (other than a Shelf Registration Statement), VoiceStream shall use all reasonable efforts to keep such registration statement current for such period as shall be required for the disposition of all of said Subject Stock; provided, however, that such period need not exceed three months.

         (d) The Stockholder shall pay all underwriting discounts and commissions related to shares of Subject Stock being sold by the Stockholder and the fees and disbursements of counsel and other advisors to the Stockholder. All other fees and expenses in connection with the first requested registration pursuant to the first paragraph of paragraph (a) (which may be the Shelf Request, if any) of this Annex, including, without limitation, all registration and filing fees, all fees and expenses of complying with securities or "blue sky" laws, fees and disbursements of VoiceStream's counsel and accountants (including the expenses of "cold comfort" letters required by or incident to such performance and compliance) and any fees and disbursements of underwriters customarily paid by issuers in secondary offerings, shall be paid by VoiceStream, and all such other fees and expenses in connection with the second and third requested registration pursuant to this Annex shall be borne equally by the Stockholder and VoiceStream.

         (e) In the case of any offering registered pursuant to this Annex VoiceStream agrees to indemnify and hold the Stockholder, each underwriter of Securities under such registration and each person who controls any of the foregoing within the meaning of Section 15 of the Securities Act and the directors and officers of the Stockholder, harmless against any and all losses, claims, damages, liabilities or action to which they or any of them may become subject under the Securities Act or any other statute or common law or otherwise, and to reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities or actions shall arise out of or shall be based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the registration statement relating to the sale of such Subject Stock, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus (as amended or supplemented if VoiceStream shall have filed with the Commission any amendment thereof or supplement thereto), if used prior to the effective date of such registration statement, or contained in the prospectus (as amended or supplemented if VoiceStream shall have filed with the Commission any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were

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made, not misleading;  provided,  however,  that the  indemnification  agreement contained in this paragraph (e) shall not apply to such losses, claims, damages, liabilities or actions which shall arise from the sale of Subject Stock by the Stockholder if such losses, claims, damages, liabilities or actions shall arise out of or shall be based upon any such untrue statement or alleged untrue statement, or any such omission or alleged omission, (x) made in reliance upon and in conformity with information furnished in writing to VoiceStream by the Stockholder or any such underwriter specifically for use in connection with the preparation of the registration statement or any preliminary prospectus or prospectus contained in the registration statement or any such amendment thereof or supplement thereto or (y) made in any preliminary prospectus, and the prospectus contained in the registration statement in the form filed by VoiceStream with the Commission pursuant to Rule 424(b) under the Securities Act shall have corrected such statement or omission and a copy of such prospectus shall not have been sent or given to such person at or prior to the confirmation of such sale to him.

         (f) In the case of each offering registered pursuant to this Annex, the Stockholder and each underwriter participating therein shall agree, in the same manner and to the same extent as set forth in paragraph (e) of this Annex, severally to indemnify and hold harmless VoiceStream and each person, if any, who controls VoiceStream within the meaning of Section 15 of the Securities Act, and the directors and officers of VoiceStream, and in the case of each such underwriter, the Stockholder, each person, if any, who controls the Stockholder within the meaning of the Securities Act and the directors, officers and partners of the Stockholder, with respect to any statement in or omission from such registration statement or any preliminary prospectus (as amended or as supplemented, if amended or supplemented as aforesaid) or prospectus contained in such registration statement (as amended or as supplemented, if amended or supplemented as aforesaid), if such statement or omission shall have been made in reliance upon and in conformity with information furnished in writing to VoiceStream by the Stockholder or such underwriter specifically for use in connection with the preparation of such registration statement or preliminary prospectus or prospectus contained in such registration statement or any such amendment thereof or supplement thereto.

         (g) Each party indemnified under paragraph (e) or (f) of this Annex shall, promptly after receipt of notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the commencement thereof. The omission of any indemnified party to so notify an indemnifying party of any such action shall not relieve the indemnifying party from any liability in respect of such action which it may have to such indemnified party on account of the indemnity agreement contained in paragraph (e) or (f) of this Annex, unless the indemnifying party was prejudiced by such omission, and in no event shall relieve the indemnifying party from any other liability which it may have to such indemnified party. In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may desire, jointly with any other indemnifying party similarly notified, to assume the defense thereof, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under paragraph (e) or (f) of this Annex for any legal or other expenses subsequently incurred by such

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



indemnified party in connection with the defense thereof, other than reasonable costs of investigation; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the indemnified party, in its sole and absolute discretion, for the same counsel to represent both the indemnified party and the indemnifying party, then the indemnified party shall be entitled to retain its own counsel, in each jurisdiction for which the indemnified party determines counsel is required, at the expense of the indemnifying party. No such third party claim may be settled by the indemnifying party or the indemnified party without the prior written consent of the other, which consent shall not be unreasonably withheld.

         (h) If the indemnification provided for under paragraph (e) or (f) shall for any reason be held by a court to be unavailable to an indemnified party under paragraph (e) or (f) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under paragraph (e) or (f) hereof, the indemnified party and the indemnifying party under paragraph (e) or (f) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of VoiceStream and the prospective seller of Securities covered by the registration statement which resulted in such loss, claim, damage or liability, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion shall be appropriate to reflect the relative benefits received by VoiceStream and such prospective seller from the offering of the securities covered by such registration statement. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld.

         (i) Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of indemnifiable losses which may be recovered from an indemnifying party arising out of or resulting from the causes enumerated in paragraph (e) or (f) shall be an amount equal to the gross proceeds from the applicable offered received by the Stockholder.

         (j) Capitalized terms not defined in this Annex shall have the meanings set forth in the Agreement and the VoiceStream Reorganization Agreement, as defined in the Agreement.

         (k) Any successor to VoiceStream (whether by merger, consolidation, sale of assets, assignment or otherwise) shall expressly assume in writing VoiceStream's obligations hereunder.



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